UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Avalo Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

05338F306

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05338F306	SCHEDULE 13G/A

1	NAME OF REPORTING PERSONS Patrick J. Crutcher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 549,467*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 549,467*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,467*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%*
12	TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. 05338F306	SCHEDULE 13G/A

Item 1.	(a) Name of Issuer

Avalo Therapeutics, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

540 Gaither Road, Suite 400, Rockville, Maryland 20850

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Patrick J. Crutcher (the “Reporting Person”). The Reporting Person is a citizen of the United States.

The address for the Reporting Person is: 650 Ponce De Leon Ave., Suite 300 #2347, Atlanta, GA 30308.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.001 par value (the “Common Stock”)

Item 2.	(e) CUSIP No.:

05338F306

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 05338F306	SCHEDULE 13G/A

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to the Reporting Person is as follows:

(a) Amount Beneficially Owned: 549,467*

(b) Percent of Class: 5.6%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 549,467*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 549,467*

(iv) Shared power to dispose or to direct the disposition of: 0

*On March 27, 2024, the Issuer entered into an agreement and plan of merger and reorganization (the “Merger Agreement”), with Project Athens Merger Sub, Inc. (“Merger Sub”), Second Project Athens Merger Sub, LLC (“Second Merger Sub”) and AlmataBio, Inc. (“Almata”). Pursuant to the Merger Agreement on March 27, 2024, Merger Sub merged with and into Almata, with Almata continuing as the surviving entity, and immediately thereafter Almata merged with and into Second Merger Sub (collectively, the “Merger”), with Second Merger Sub as the surviving entity and a wholly owned subsidiary of the Issuer. As consideration for the Merger, the Company issued to Almata stockholders an aggregate of 171,605 shares of Common Stock and an aggregate of 2,412 shares of Series C non-voting convertible preferred stock, $0.001 par value per share (“Series C Preferred Stock”).

Pursuant to stockholder approval on August 13, 2024, each share of Series C Preferred Stock automatically converted into 1,000 shares of Common Stock on August 15, 2024, subject to a beneficial ownership limitation of 9.9% and certain other adjustments.

The Reporting Person was the former Chief Executive Officer of Almata Pursuant to the Merger Agreement, the Reporting Person received 36,467 shares of Common Stock and 513 shares of Series C Preferred Stock. As of September 30, 2024, the Reporting Person may be deemed to beneficially own 549,467 shares of Common Stock. The reported beneficial ownership percentages are based upon 9,682,374 shares of Common Stock outstanding as of September 30, 2024, based on information reported by the Company to the Reporting Person on November 6, 2024.

CUSIP No. 05338F306	SCHEDULE 13G/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05338F306	SCHEDULE 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2024

By:	/s/ Patrick J. Crutcher
Patrick J. Crutcher